SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

Date: May 30, 2002

Koninklijke Ahold N.V.
(Exact name of registrant as specified in charter)

Royal Ahold
(Translation of registrant's name into English)

The Netherlands
(Jurisdiction of organization)

Albert Heijnweg 1, P.O. Box 3050, 1500 HB Zaandam, The Netherlands
(Address of principal executive offices)

Registrant's telephone number, international: + 31-75-659-9111

0-18898
(Commission File Number)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

On May 23 and 24, 2002, Koninklijke Ahold N.V. (the "Company") held an Investor and Analyst Conference in Amsterdam, The Netherlands. A copy of the slide presentations held by Cees H. van der Hoeven, President and Chief Executive Officer of the Company, and A. Michael Meurs, Executive Vice President and Chief Financial Officer of the Company, as well as a slide presentation regarding Ahold Supermercados, are attached hereto as Exhibits 1, 2, and 3, respectively. The presentation by Mr. Van der Hoeven covered the Company's strategy. The presentation by Mr. Meurs focused on the Company's capital expenditures and exposure to Argentina. The presentation regarding Ahold Supermercados included an overview of trends in the Spanish market and the growth objectives of Ahold Supermercados for the next four years. During the Investor Conference, a spokesperson for the Company reconfirmed that earnings per share, excluding currency fluctuations and goodwill amortization, for the first quarter of 2002, are expected to be almost identical to the first quarter of 2001. The spokesperson noted that the Company's press release of 7 May 2002 contained a manifest typographical error erroneously stating that earnings per share *growth* was expected to be almost identical to the first quarter of 2001.

LIST OF EXHIBITS

The following exhibits have been filed as part of this Form 6-K:

Exhibits	Description
1.	Slide presentation of Cees H. van der Hoeven.
2.	Slide presentation of A. Michael Meurs.
3.	Slide presentation regarding Ahold Supermercados.

Exhibit 1.

Ahold

Cees van der Hoeven

President and CEO

Ahold

Ahold Strategy

Essentially unchanged:

- **Multi channel:** short term: only 2
- **Multi brand:** brand leverage
- **Multi format:** further development
- **Multi regional:** close knit family

Focus: Operating Companies

EVA drivers:

- Organic growth
- Margin management
- Cost reduction
- Capital efficiency

Focus: Executive Board

- Management development
- Business development
- Supply chain / sourcing
- IT infrastructure
- Ahold Networking

Critical succes factors

- Customer orientation
- Local merchandising
- Innovation
- Economics of scale / synergies
- Benchmarking / best practice

Ahold

Ahold

Exhibit 2.

Ahold

Michiel Meurs

CFO

Ahold

Ahold Capex 2002 (total)

US Retail	USD 1.500	E 1.700
US Foodservice	USD 200	E 220
Europe*		E 1.200
Latin America		E 240
Asia		E 40
		E 3.400

(x mln)

Ahold

Ahold CAPEX 2002 (Europe)

The Netherlands	E	340
Portugal	E	50
Czech Republic	E	150
Poland	E	100
ICA Ahold	E	420
Spain	E	140
	E	1.200

(x mln)

Ahold

Argentina - exposure

Argentina exposure in three areas:

A Debt denominated in USD

B Possible Impairment - Assets on books US Gaap/ Dutch Gaap not justified by operational outlook - e.g. goodwill impairment

C Exposure related to solvability partner in DAIH following from guarantees to Banks

Ahold

A) Debt denominated in USD (2001)

***2001 Impact** (in millions)*
(figures as of 31/12/01)

	Debt
Total debt	$ 852
Intercompany debt	$ 393
Third party debt	$ 459

	P/L	B/S
Impact of devaluation	€ -214 [1]	€ -102

Note: excl.minority interest 44%

Ahold

[1] exchange rate 1.7ARS = 1 USD = 1.13 EUR

A) Debt denominated in USD (2002)

Q1 2002 Impact *(in millions)*

	Debt	P/L	B/S
Total debt	$897		
Intercompany debt (31/1/02)	$493		
Third party debt	$404		
Pesification - based on Decree 214	$221		
Impact of pesification		E + 102	
Exposed USD debt		*(at rate 3.13)*	
Third party	$183	E *- 93*	
Intercompany	$493		E *- 243*

Ahold

B) Asset impairment

Goodwill position Disco and Santa Isabel (total)

	Dutch Gaap	US Gaap
2001 (usd mln)	69	751
Impairment charge	-	-/- 451
Remaining	69	300

Recapitalization (May '02): Convert DAIH $56 debt into equity
Convert Disco $211 debt into equity

Impairment testing: applying FAS 142

- Phase I (by 6/30/02): compare Carrying amount to Fair value (based on operational valuation);

in case Carrying amount > Fair value

- Phase II (by 12/31/02): compare Fair Value to Real value to determine impairment

Ahold

C) Exposure from guarantees to partner

(in usd millions)

Loans guaranteed by RA (@usd 260k/ 200k)	441.6 mln
Loan guaranteed (new shares)	25.0 mln
Value of pledge March 2002 (@usd 82.5k)	24.6 mln
Additional loan	5.0 mln
Total	496.2 mln

Ahold

Exhibit 3.

Ahold Supermercados: Becoming a leading player within the Spanish market

Ahold

23/24 May Conference- Amsterdam

CONTENT OF THE DOCUMENT

- Introduction to Ahold Supermercados:
- Brief overview of relevant trends within the Spanish market
- Ahold Supermercados growth objectives for the next 4 years

AHOLD SUPERMERCADOS REGIONAL DISTRIBUTION AND STRATEGIC APPROACH

- **Starting point:** Limited presence. Supermarket share in Madrid reached 7% in 2001
- **Integrated:** Sept. 01.
- **Selected approach:** Aggressive expansion to reach critical mass



Covering 60% of the Spanish population
BARCELONA
SALAMANCA
SEGOVIA
GUADALAJARA
AVILA
MADRID
TOLEDO
ALBACETE
BADAJOZ
CORDOBA
JAÉN
HUELVA
SEVILLA
GRANADA
CADIZ
MALAGA
LANZAROTE
LA PALMA
STA. C. DE TENERIFE
GOMERA
FUERTEVENTURA
GRAN CANARIA
HIERRO

- **Starting point:** Important presence limited to Metropolitan area of Barcelona (6,6% share in supermarket during 2001)
- **Integrated:** dec 01. Post-integration negative effect on sales and client retention. Now recovering
- **Selected approach:** Proactive/innovative promotional activity focused on client retention.

- **Starting point:** strong presence and significant share. 16,6 % supermarket share in 2001
- **Integrated:** June 01.
- **Selected approach:** Consolidate market position. Grow business through aggressive pricing and promotional policy

- **Starting point:** Market leader
- **Integration:** Step by step
- **Selected approach:**. Improve efficiency ratios through better operating processes and optimized logistic infrastructure. Develop all format concepts.

AHOLD SUPERMERCADOS "3 STEP APPROACH" TO BECOMING A LEADING PLAYER IN THE SPANISH MARKET

"Get organized"

Extract value from current business after the integration

- Consolidate Ahold´s position maintaining sales level and share in those regions where its presence is already significant : promotional activity, ad-hoc pricing policies
- Identification of "quick wins" to rapidly improve newly acquired businesses

Prepare for growth

Consolidate changes, create homogeneous culture

- Optimization of backbone structures: logistic network, IT systems, operating processes
- Format development
- Optimization of store base through remodeling and closures

Growth phase

Expansion Plan

- Aggressive expansion plans to become one of the three top retailers within each specific region

Timing for different steps will be different for each region/acquired company as their starting points are different

FORMAT PORTAFOLIO AND RELATIVE IMPORTANCE FOR AHOLD´S STRATEGIC VISION

s.q²	Formats	Current situation	Relative importance for Ahold Strategic vision
100	Convenience	• 3% total sales achieved through Netto stores located in tourists regions in Canary Islands	Not critical
500	Small Super	• 9% of total sales made in small super with stringent margins • Alternative format for the neighborhood supers defined and in pilot phase	
700	Medium Super	• 54% of total sales made in Supersol stores that fit with Ahold´s strategic priorities	Critical to achieve leadership
1.000	Large Super over 1200		
2.000	Compact-Hyper	• Hipersol format (22% of current sales) redefined and implemented already in 2 stores in mainland	Extract value
Wholesale	Cash &Carry	• 12% sales in traditional C&C • New opportunity for Horeca identified, pilot pending	Good opportunity for growth

AHOLD SUPERMERCADOS MISSION STATEMENT: BASIC PILLARS OF AIMED POSITIONING WITHIN THE SPANISH MARKET


Objective
To become one of the top three players within each strategic region during next 4 years
To provide Supersol clients a "complete" offer: fresh, fair, fast and friendly
Offering an excellent mix of quality and service for fresh products
Focusing on winning product families as baby-care, HBC
Providing a wide and deep range of products in selected food categories (A brands)
Maintaining an attractive price level through the introduction of Supersol´s branded products in all important food categories
• Encourage retention of most attractive customers
• Develop emerging categories

AHOLD SUPERMERCADOS BASIC BRAND COMPONENTS

superSol

Basic components of Supersol Brand Identity

Mediterranean:

Emphasizing in our traditional products

Artisan style:

Taking care , loving details



Hard Values of the brand
Fresh Products
Health and Beauty Care
Baby World
Basic Non-Food

Easy-Shopping:

Providing a complete product offer, creating a highly convenient experience

Healthy:

Introducing strict food safety policies

SALES EVOLUTION OF AHOLD SUPERMERCADOS FY2000-2002
EUR M, %



Sales Evolution Mainland
1500
1000
500
0
+13,2%
+4,5%
2000
2001
P2002



Sales Evolution Canary Islands
1500
1000
500
0
+9,7%
+11,7%
2000
2001
P2002

- 2001 results were highly affected by an important sales decrease during the month of December in Madrid and Cataluña due to the integration process.
- This negative effect will still remain during first two quarters of 2002 as a results of the consolidation of integration changes. An important sales recovery is expected during last 2 quarters of 2002

EVOLUTION OF STORE FORMATS FY2000-2002
EUR M, % Sales


Mainland
100
100
100
Compact hyper
13
12
14
Supermarket
83
83
81
Cash
2000
2001
P2002
Canary Islands
100
100
100
Compact hyper
56
55
52
Supermarket
18
19
19
Cash
Netto
8
2000
2001
P2002

- No Netto format in mainland.
- Important share increase in Hipermarkets due to compact hyper growth

Netto stores doubling its share during 2002. Cash and Hyper lose one and three percentage point respectively

BRIEF OVERVIEW OF AHOLD SUPERMECADOS INTEGRATION PROCESS
Page 1 of 2


Ahold
Grupo Ahold España
Ahold
Grupo Ahold
Superdiplo
Grupo Superdiplo
Ahold *(1)
Ahold Supermercados
Cobreros
Kampio
Ahold *(2)
Dialco
Cobreros
Ahold *(3)
Ahold Málaga
Cobreros
Ahold
Superdistribución
Ceuta
Cobreros
Superdiplo
Superdiplo
Supersol
Hiperdino
Ecore
Netto
Cash Diplo
Superdiplo
Pio Coronado
Supersol
Hiperdino
Netto
Cash Diplo
Superdiplo
DiploNet
DiploNet

- From 6 different legal entities (1public company (Superdiplo)) to Ahold Supermercados as an unique legal entity
- Integration of 5 different BackOffice IT network systems to an homogeneous BackOffice structure

BRIEF OVERVIEW OF AHOLD SUPERMECADOS INTEGRATION PROCESS

supersol AMPIO
ECORE COBREROS
Saunisa Seyca
superSol

- Unification of six different supermarket brands into Supersol.
- Introduction of the new Supersol lay-out
- Rationalization of assortment
- Introduction of Supersol´s private label


GETAFE
PINTO
BARCELONA (X4)
SEVILLA
GRANADA
MALAGA (X4)
CADIZ (2)
TENERIFE (X4)
CANARIAS (X9)

- From 15 regional headoffices located in 5 regions to a maximum of 2 headoffices (Madrid and Canarias) and 4 regional support offices
- Rationalization of 34 Distribution Centers to 9 DC´s specialized per type of products in 2004

KEY ACTIONS AND LEARNINGS FROM FY 2001

Most important achievements

- 45 new stores **opened**, 23 stores with negative contribution closed
- **Unification of store image**(260 stores converted), standardization of basic store and **back office procedures** for 450 stores
- Definition of an **unified assortment**, optimization of the negotiation with suppliers, new **net pricing** policy applied
- Introduction of **500 private label** references.
- Rationalization of **organizational structure**, optimization of regional presence.
- **Master Plan 2006 and Logistic model** for fresh products supply chain, rationalization and specialization of mainland warehouses

Most relevant learning

- Reinforcing the **coordination** among different business units through ad-hoc procedures is a must to guarantee the quality of implementation
- Do not underestimate the **timing required for unification and learning new IT systems**
- Try to avoid taking **decisions driven** by urgency, not based on accurate analysis
- Do not underestimate **cultural differences**, "own way of thinking" can be a serious obstacle to change

Consolidation of changes introduced during the integration is taking Ahold Supermercados more time than expected to consolidate

CONTENT OF THE DOCUMENT

- Introduction to Ahold Supermercados
- **Brief overview of relevant trends within the Spanish market**
- Ahold Supermercados growth objectives for the next 4 years

EXPECTED EVOLUTION OF THE DISTRIBUTION BUSINESS WITHIN THE SPANISH MARKET

Percentage

Ahold´s core business

	2000		2005	
Hypermarket (>2.500 m²)	29	• Consistent share loss to more attractive formats with lesser legal restrictions	22-25	**Format under pressure** • Opportunity in a similar format but avoiding legal restrictions (compact-hyper)
Medium/Large Super (400-2.500 m²)	30	• Sustained share growth, although at a lesser speed than the growth in m², thus productivity gets damaged	32-35	**Winning Format** • Strong opportunity to grow, although every time more concentrated in smaller sites due to legal restrictions and lack of available locations
Small Super (<400 m²)	16	• Growing at the same speed as the market	14-16	**Stable format** • Priority to extract value
Discount	10	• Sustained growth, lesser speed than the market	14-17	**Successful format** • Dominated by one player as quasi monopoly
Traditional small business	15	• Strong share loss	9-11	**Format under decline** • Opportunities to niche approaches (p.ej. Proximity super, *convenience store*)

MAIN COMPETITORS IN THE SUPERMARKET FORMAT AND EXPECTED EVOLUTION IN THE MEDIUM TERM

Competitor	Super Share-2000	Expected evolution	Expected competitive landscape (2005)	
• Mercadona • Eroski (Consum) • Caprabo • Ahold	19,2% 16,4% 8,3% 6,4%	• Further consolidation expected	3-4 clear leaders	• Eroski • Ahold • Mecadona • Caprabo
• Unigro • Champion (Carrefour) • Sabeco (Auchan)	6,5% 4,9% 3,8%	• Concentration of small-medium companies • Growth of French multinational retailers (strong investments to reinforce presence in this format expected)	Small group of 2nd level players	• Champion • Sabeco • ITM • Supercor • ...
• Gadisa • Condis • Froiz • etc	3,5% 2,7% 1,5%	• Eradication of competitors with not enough critical mass	Independent players with no clear market position	• Gadisa • Froiz • Ahorramás • Hnos. Martín • Alcosto • Miguel Alim. • ...

SWOT ANALYSIS OF AHOLD SUPERMERCADOS

Strengths:

- Good store locations, solid expansion plan
- Multiformat approach to the market, covering all interesting customer sectors
- Strong brand recognition in Andalucía and Canary Islands
- Comprehensive Food Safety plan in place
- Successful brand unification already implemented in mainland

Weakness:

- Still deficient logistic structure
- Need to rise the profile of our current store base
- Substantial part of our current stores managers do not fit with the aimed profile
- Still time required for consolidation after the integration.
- No presence in East of Spain and weak penetration in Madrid and Barcelona

Opportunities:

- Good expectations for Tourism due to the loss of travellers confidence in other competing destinies
- Better image with Public Authorities than other international players, specially in Canary Islands
- Demand on fresh products growing at fast pace
- Achieve all the efficiency goals embedded in all logistics projects ASAP

Threats:

- Spanish consumer highly dependent on prices
- Restrictive legal environment for opening new stores and licence granting
- Highly competitive market in hypermarket and Supermarket format
- Growing presence of soft discounters in the supermarket sector
- Difficulties in recruiting and selecting high performing employees

CONTENT OF THE DOCUMENT

- Introduction to Ahold Supermercados
- Brief overview of relevant trends within the Spanish market
- **Ahold Supermercados growth objectives for the next 4 years**

GROWTH OBJECTIVE FOR THE SUPERMARKET FORMAT

Euro Millions. Percentage



39.500
47.000
Super
500-2.500 m²
Super
< 500 m²
11.700
6.400
16.000
7.100
2001
2005 (est.)

	2001	2005 (est.)
Share Top 3 Super	43%	50%
Share Top 5 Super	56%	60%
Average Share Top 3	14%	17%

To become one of the leading players in the supermarket format in 4-5 years Ahold should achieve:

- **Market share of ~15%, with expected sales of ~3.500 M€ in 2005**
- **1.000 stores (3,5 M€/store) which would require Ahold to open 500 to 600 stores in the next 4 years**

EXPECTED STORE EVOLUTION FOR THE NEXT FOUR YEARS
Number of stores

	2001	2002	2004	2006
Openings		39	135	180
Cash & Carry	38	41	53	57
Compact Hyper	46	49	57	69
Large Super	202	232	331	409
Medium / Small Super (up to 700sq)	273	244	208	288
Netto	46	49	55	61
Closures		29	46	0
	605	615	704	884

- There would still be a shortfall of approx. 120 to get to the 1000 store base required to reach a leading position within the market

HIGHLIGHTS

- **Ahold Spain is completing an ambitious integration process,** which has been extraordinarily complicated due to (i) the aggressive speed of implementation, (ii) the large number of original companies being integrated, and (iii) the heterogeneous initial situation of those companies.
- **Still, during 2001 sales growth in Mainland amounted to 13,2% and 9,7% in Canary Islands**. Total locations increased to 623 . Average sqm in 2001 reached 5,719 K sqm and the sales per average sqm went from EUR 310 to EUR 420
- **2002 will be a critical year** for Ahold Supermercados, during this year the organization will focus on the consolidation of all changes derived from Integration and the materialization of the resulting synergies.

Ahold

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE AHOLD N.V.

Date: May 30, 2002

By: ______________________
Name: C.H. van der Hoeven
Title: President